November 20, 2006

U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 6010 Washington, D.C. 20549-0306 Attn: Angela Crane and Eric Atallah

Re:	Measurement Specialties, Inc. (the “Company” or “MEAS”) Form 10-K for the fiscal year ended March 31, 2006 Form 10-Q for the fiscal quarter ended June 30, 2006 File No. 1-11906

Ladies and Gentlemen:

This letter responds to the Commission’s letter to the Company, dated November 13, 2006 (the “SEC Letter”), regarding the Company’s Form 10-K for the fiscal year ended March 31, 2006 and the Form 10-Q for the fiscal quarter ended June 30, 2006. Set forth below is the text of each of the comments contained in the SEC Letter and the Company’s responses thereto. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

Form 10-K as of March 31, 2006

Discontinued Operations and Gain on Sale of Assets, page F-20

1.    We note that you reported the sale of your consumer products segment as discontinued operations. In view of the fact that you entered into a (i) two-year $4 million non-interest bearing promissory note; (ii) a supply and license agreements with the purchaser, and (iii) can earn up to $5 million if the segment meets certain performance criteria (sales and margin targets) within the first year, please explain how you meet the criteria in paragraph 42(b) of SFAS 144 to record as a discontinued operation. Refer to the guidance in EITF 03-13 in your response.

Response: We believe that the sale of the consumer segment continues to meet the criteria to be classified as a discontinued operation within the guidance set forth in SFAS 144 paragraph 42(b) and EITF 03-13. This assessment includes the evaluation of continuing cash flows and the continuing involvement of the Company with the business sold.

November 20, 2006

Evaluation of Continuing Cash Flows: We first evaluated the nature of the activities that generate continuing cash flows. Two categories of continuing cash flows were identified: (1) Continuing cash flows from activities other than migration or continuation of activities (i.e., indirect activities), which include cash flows from the two-year promissory note and the contingent consideration (i and iii above), and (2) continuing cash flows from the continuation of activities, which are those resulting from the supply and license agreements (ii above).

The cash flows from the note receivable and the contingent consideration are considered indirect cash flows, as they are not generated from revenue producing or cost generating activities and are not from the migration of activities of the disposed segment. We believe that since the Company does not have any significant continuing involvement with the disposed segment, as discussed below in the evaluation of significant continuing operations, the indirect cash flows are considered to be eliminated from the ongoing operations.

Cash flows from continuation of activities are a result of the supply agreement (the license agreement is a royalty-free license). The Company continues to sell a sensor to the disposed segment on an arms-length basis, which historically and currently is considered a part of the Company’s sensor business, not of our discontinued consumer operations. The Company also sells similar force-measuring sensors to other unrelated customers for similar measurement applications, and these sales are consistently classified as sensor sales. Accordingly, it is our conclusion that the cash flows generated from the sales of these sensors to the disposed segment are not and should not be considered part of the discontinued operations. Considering other qualitative aspects, the sensor sales to the disposed component are not expected to continue long-term and pricing is on an arm’s length basis. These sales are expected to decline significantly, as the disposed component intends to either internally manufacture the sensor or outsource the sensor component from another supplier.

While we believe - regardless of the materiality of the continuing cash flows from the sale of sensors to the discontinued operation - that these sales and associated cash flows should be considered part of continuing operations for the reasons described above, the fact is that these cash flows are not significant to the Company overall (estimated to be less than $100,000 for seven months fiscal 2007) and therefore would not require the presentation of the disposed operations as continuing operations.

Evaluation of Significant Continuing Involvement: In addressing the significance of continuing involvement, we concluded that the Company does not have significant continuing involvement based on an analysis of both quantitative and qualitative factors, including:

November 20, 2006

-	The Company does not have the ability to influence the operations or financial policies of the disposed component.
-	The Company does not retain an interest in the disposed component.
-	The repayment of debt, which constitutes the principal consideration of the transaction, is not dependent on future successful operation
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In the event of default on the repayment of debt, there are no provisions by which MEAS can in any way cancel the sale contract, “clawback” assets or in any way influence control over the disposed component (MEAS does have a personal guarantee from the buyer regarding the note), and

-	There is no continued necessity for debt or contract performance guarantees on behalf of the business by the Company.

Assessment Period: Finally, as part of updating the assessment process, there have been no significant events or changes in circumstances since our assessment at the date of sale which would preclude the consumer business from not being presented as discontinued operations.

Form 10-Q as of June 30, 2006

Consolidated Statements of Operations, page 3

2.    Please revise future filings to remove the “non cash equity based compensation” line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the form in the notes to the financial statements or within the MD&A.

Response: The Company will prospectively revise the “non cash equity based compensation” line to be either presented parenthetically on the income statement or in the notes to the financial statements.

In connection with the Company’s responses above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 20, 2006

If you have any questions or additional comments, please contact me at (757) 766-4400.

Sincerely,

Frank D. Guidone
CEO and Acting CFO

CC:	Debra S. Groisser, McCarter & English LLP Andre Evans, KPMG LLP